Exhibit 11.1

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES
COMPUTATION OF NET LOSS PER COMMON SHARE

	For the Three Months Ended March 31,
	2007	2006
Net loss applicable to common shareholders	$(847,675)	$(1,131,583)

Determination of shares:
Weighted average common shares
outstanding (basic)	3,727,589	3,727,589
Assumed conversion of stock options	--	--

Weighted average common shares
outstanding (diluted)	3,727,589	3,727,589

Basic and diluted loss per share	$(0.23)	$(0.30)